UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 0-7977

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Nordson Corporation, 28601 Clemens Road, Westlake, Ohio 44145

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator, Retirement Committee, and Plan Participants

Nordson Employees’ Savings Trust Plan

Westlake, Ohio

Opinion on the Financial Statements

We have audited the accompanying Statement of Net Assets Available for Benefits of the Nordson Employees’ Savings Trust Plan (“Plan”) as of December 31, 2019 and 2018 and the related Statement of Changes in Net Assets Available for Benefits for the years then ended, and the related notes and supplemental schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018 and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2019, Schedule of Reportable Transactions for the year ended December 31, 2019, and Schedule of Delinquent Contributions for the year ended December 31, 2019, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.

We have served as the Plan’s auditor since 2006

Cleveland, Ohio

June 25, 2020

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

Nordson Employees’ Savings Trust Plan

	December 31
	2019	2018
ASSETS
Investments, at fair value:	$622,957,637	$475,113,297

Receivables:
Employee contributions	210	10,107
Employer contributions	303,333	239,143
Notes receivable from participants	8,654,686	7,798,754
Dividends	194,250	208,157

Total Receivables	9,152,479	8,256,161

TOTAL ASSETS	632,110,116	483,369,458

LIABILITIES	—	—

NET ASSETS AVAILABLE FOR BENEFITS	$632,110,116	$483,369,458

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Nordson Employees’ Savings Trust Plan

	Year Ended December 31
	2019	2018
Additions to Net Assets Attributed to:
Contributions:
Employer	$8,186,559	$6,666,784
Employee	23,856,372	19,528,586
Rollover	3,255,001	2,143,385

Total Contributions	35,297,932	28,338,755

Interest income—notes receivable from participants	458,222	387,838

Investment Income:
Interest and dividend income	14,285,680	28,937,881
Net unrealized/realized appreciation (depreciation)	99,201,284	(58,455,830)

Net Investment Income (Loss)	113,486,964	(29,517,949)

Deductions from Net Assets Attributed to:
Benefits paid to participants	47,836,446	49,072,032
Expenses	250,847	376,280

Total Deductions	48,087,293	49,448,312

Net Increase (Decrease) Before Transfers	101,155,825	(50,239,668)

Transfers from (to) Another Plan:
Nordson Corporation Non-Union Employees Stock Ownership Plan	396,008	523,723
Nordson Hourly-Rated Employees’ Savings Trust Plan	(8,762)	351,548
Vention Medical Holdings, Inc. 401(k) Profit Sharing Retirement Plan	36,219,218	—
Sonoscan, Inc. Incentive Savings and Profit Sharing Plan	10,978,369	—
Plas-Pak Industries, Inc. 401(k) Profit Sharing Plan	—	3,724,245

Total Transfers	47,584,833	4,599,516

Net Increase (Decrease)	148,740,658	(45,640,152)

Net Assets Available for Benefits:
Beginning of the Year	483,369,458	529,009,610

End of the Year	$632,110,116	$483,369,458

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan

The following description of the Nordson Employees’ Savings Trust Plan (“Plan”) provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General:

The Plan, which began March 16, 1962, is a defined contribution plan covering certain salaried, full-time and part-time, domestic employees of Nordson Corporation (“Company”). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Plan was restated effective January 1, 2016 to incorporate all prior amendments and to state the terms of the related trust in a separate agreement.

The Plan was amended December 1, 2017 to add Roth contributions and Roth Conversion contributions. Effective January 1, 2018, the Plan was amended to add a direct asset contribution process. Effective April 1, 2018, the Plan was amended to modify the process for handling claims and appeals.

Effective January 1, 2018, eligible employees of Plas-Pak Industries, Inc. became participants in the Plan and on June 1, 2018, the assets of Plas-Pak Industries, Inc. 401(k) Profit Sharing Plan were merged into the Plan.

Effective January 1, 2019, employees of Nordson MEDICAL (NH), Inc., Nordson MEDICAL Design and Development, Inc. and Sonoscan, Inc. became participants in the Plan.

On April 1, 2019, the assets of Vention Medical Holdings, Inc. 401(k) Profit Sharing Retirement Plan were merged into the Plan.

On June 3, 2019, the assets of Sonoscan, Inc. Incentive Savings and Profit Sharing Plan were merged into the Plan.

Eligibility:

All salaried and non-union hourly domestic employees of the Company are eligible to become active participants in the Plan effective beginning with the first payroll period after completion of one hour of service.

Contributions:

Participants may elect between 1% and 30% of their compensation to be contributed to the Plan by the Company. Effective December 1, 2017, participant contributions can be designated as a Roth contribution, a pre-tax contribution or a combination of the two types of participant contributions. Certain higher-paid participants may be limited to a lesser percentage. Effective January 1, 2019, unless otherwise elected, new employees will be auto-enrolled into the Plan after 30 days of employment with pre-tax contributions of 6% of their compensation. Prior to January 1, 2019, auto-enrollment was pre-tax contributions of 3%.

Effective January 1, 2019, participant pre-tax contributions will automatically increase by 1% each year until a contribution rate of 10% is reached. Prior to January 1, 2019, participant pre-tax contributions automatically increased by 1% each year until a contribution rate of 6% was reached. The automatic enrollment provision does not apply to Roth 401(k) contributions. Participants can opt out of the automatic increase program.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan, Continued

Contributions, Continued:

Post-tax Employee Contribution—Participants may elect between 1% and 5% of their compensation to be contributed to the Plan by the Company. Certain higher-paid participants may be limited to a lesser percentage.

Total pre-tax, Roth and post-tax employee contributions may not exceed 30%.

Employer Contributions—The Company makes contributions equal to 50% of each participant’s contributions, which were attributable to the first 6% of compensation, subject to Plan restrictions.

The Company may also make additional discretionary contributions, if authorized by its Board of Directors.

Rollover contributions from other plans are also accepted, provided certain specified conditions are met.

Contributions are subject to limitations on annual additions and other limitations imposed by the Internal Revenue Code, as defined in the Plan agreement.

Participants’ Accounts:

A separate account in each fund is maintained for each participant. The account balances for participants are adjusted periodically as follows:

a)	As of the date with respect to which the contribution was earned.

b)	Daily for a pro rata share of each respective fund’s net investment income, determined by the percentage increase or decrease in the value of the fund.

c)

Annually for a pro rata share of forfeitures, determined by the ratio that each active participant’s deferral or contribution percentage in effect on the last day of the Plan year (not to exceed 6%) bears to the sum of the deferral or contribution percentages for all active participants.

Vesting:

Participants are fully vested in all employee contributions and rollover contributions and the related gains and losses. Participants vest in employer contributions (adjusted for gains and losses) 33 1/3% for each year of service.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

1	Description of Plan, Continued

Forfeitures:

Forfeitures due to termination from the Plan before a participant is 100% vested shall be allocated to remaining participants. Forfeitures are available for allocation after the earlier of a five-year period commencing from the date on which the participant’s employment was terminated or upon the participant requesting a distribution. Forfeitures available to be allocated are fully allocated to the remaining participants. Forfeitures allocated were $73,106 (2019) and $106,909 (2018). Forfeitures available to be allocated were $205,232 (2019) and $73,155 (2018).

Notes Receivable from Participants:

Notes receivable are permitted under certain circumstances and are subject to limitations. Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of their vested account balance. Notes receivable are repaid over a period not to exceed five years.

The notes receivable are secured by the balance in the participant’s account and bear interest at rates established by the Company. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits:

Upon retirement after age 55 or death or disability, if earlier, the balance in the separate account is paid to the participant or his beneficiaries either in a lump sum or in installments. A participant who has attained age 59 1/2 can also elect to withdraw amounts from his separate account. Until distribution, each account shall participate in the allocation of earnings and appreciation or depreciation of assets.

If the employment of a participant is terminated for any cause other than death or total disability prior to the attainment of the age of 55 years, any distribution will be based on the number of years the participant participated in the Plan. The portion of the account to be distributed will be equal to all the employee’s contributions and related earnings, plus 33 1/3% of the remainder of the balance (the employer’s matching contribution, forfeitures and related earnings) in the separate account for each full year of participation in the Plan up to 100%.

Benefit payments to participants are recorded upon distribution.

Investment Options:

Each participant may direct that all of his contributions and, when the participant is fully vested or attains age 55, all matching employer contributions, be invested jointly in 1% increments in any of the investment funds offered by the Plan. For participants not fully vested and less than 55 years old, all Company matching contributions are deposited in the Nordson Match Stock Fund. A participant who has completed at least three years of service may elect to have his separate account, which is attributable to employer matching contributions and invested in the Nordson Match Stock Fund, transferred to any other investment option.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies

Basis of Accounting:

The Plan’s transactions are reported on the accrual basis of accounting.

Investment Valuation:

Investments are reported at fair value. Investments in equity and debt securities traded on a national exchange and mutual funds are valued at the market price on the last business day of the Plan year. Securities traded in the over-the-counter market are valued at the mean between the last reported bid and ask prices. Deposits under group annuity contracts are valued at the fair value, as reported by the insurance companies. Guaranteed investment contracts are valued at contract value which represents contributions and reinvested income, less any withdrawals plus accrued interest. Contract value approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Interest is calculated and paid using money market interest rates on late transfers of money between the various funds. This is done to record the proper investment earnings within each fund.

Notes Receivable from Participants:

Notes receivable from participants are valued at their unpaid principal balance plus any accrued, but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2019 or 2018. Delinquent participant loans are deemed distributions based on the terms of the Plan document.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

2	Summary of Significant Accounting Policies, Continued

Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Recent Accounting Pronouncements:

In August 2018, the Financial Accounting Standards Board issued Accounting Standards Update No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement (ASU 2018-13). This standard eliminates, adds and modifies certain disclosure requirements for fair value measurements. ASU 2018-13 is effective for fiscal years beginning after December 15, 2019 with early adoption permitted. Management does not expect the adoption of ASU 2018-13 to have a material impact on the Plan’s financial statements.

3	Tax Status

On December 29, 2016, the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan Administrator and the Plan’s tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan’s Administrator and tax counsel believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan Administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2019, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

4	Fair Value Measurements

Accounting guidance defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be reported at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions and risk of nonperformance.

The guidance also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The three levels of inputs that may be used to measure fair value are described as follows:

*	Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

*

Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

*	Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used to measure fair value of assets held in the Plan. There have been no changes in the methodologies used at December 31, 2019 and 2018.

Mutual Funds: The mutual funds are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund. The NAV is a quoted price in an active market, thus the mutual funds are classified within Level 1 of the hierarchy.

Money Market Funds: The money market funds are public investment vehicles that are valued with a NAV of $1. This NAV is a quoted price in an active market, thus these investments are classified within Level 1 of the hierarchy.

Common/Collective Funds: Common/collective funds are public investment vehicles valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the assets owned by the funds, less liabilities. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the common/collective funds, the investment advisor reserves the right to temporarily delay withdrawal from the funds in order to ensure that securities liquidations will be carried out in an orderly business manner. These investments are not quoted on an active market.

Nordson Corporation Common Stock: The stock is valued at the closing price reported on the NASDAQ stock exchange and is classified within Level 1 of the hierarchy.

Investment Contract: This is an investment in group annuity contract with Mass Mutual, which guarantee a fixed interest rate each year. The asset is valued at the fair value as reported by Mass Mutual. This value is calculated monthly and is the sum of amounts invested, less withdrawals, plus interest computed at the guaranteed interest rate. This contract does not hold any specific assets. This investment is classified within Level 3 of the hierarchy.

Annuity: This annuity is invested with National Western Life. The asset is valued at contract value, as reported by National Western Life. This value is the sum of the amounts invested, less withdrawals, plus simple interest at the guaranteed rate, earned daily, compounded annually. This investment is classified within Level 3 of the hierarchy.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2019:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Funds	$16,949,025	$—	$—	$16,949,025
Mutual Funds	196,667,923	—	—	196,667,923
Investment Contract	—	—	55,948,347	55,948,347
Annuity	—	—	67,685	67,685
Nordson Corporation Common Stock	83,241,366	—	—	83,241,366

Total Investments in the Fair Value Hierarchy	$296,858,314	$—	$56,016,032	352,874,346

Investments measured at Net Asset Value:
Common/Collective Funds				270,083,291

Total Investments at Fair Value				$622,957,637

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2018:

	Fair Value Measurements Using Input Type:
	Level 1	Level 2	Level 3	Total
Money Market Fund	$16,128,093	$—	$—	$16,128,093
Mutual Funds	157,026,024	—	—	157,026,024
Investment Contract	—	—	54,319,151	54,319,151
Annuity	—	—	65,082	65,082
Nordson Corporation Common Stock	70,981,622	—	—	70,981,622

Total Investments in the Fair Value Hierarchy	$244,135,739	$—	$54,384,233	298,519,972

Investments measured at Net Asset Value:
Common/Collective Funds				176,593,325

Total Investments at Fair Value				$475,113,297

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

4	Fair Value Measurements, Continued

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2019:

	Investment Contract	Annuity	Total
Balance—Beginning of the Year	$54,319,151	$65,082	$54,384,233
Investment income	1,629,196	2,603	1,631,799

Balance—End of the Year	$55,948,347	$67,685	$56,016,032

The table below sets forth the changes in fair value of the Plan’s Level 3 assets for the year ended December 31, 2018:

	Investment Contract	Annuity	Total
Balance—Beginning of the Year	$52,736,875	$62,579	$52,799,454
Investment income	1,582,276	2,503	1,584,779

Balance—End of the Year	$54,319,151	$65,082	$54,384,233

The following table represents the Plan’s Level 3 financial instruments, the valuation techniques used to measure the fair value of those financial instruments, the significant unobservable inputs and the ranges of value for those inputs as of December 31, 2019 and 2018:

Instrument	Fair Value	Principal Valuation Technique	Unobservable Inputs	Range of Significant Input Values	Weighted Average
Investment contract	$55,948,347 (2019); $54,319,151 (2018)	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rates	3.0% for 2019 and 2018	N/A

Annuity	$67,685 (2019); $65,082 (2018)	Amounts invested, less withdrawals, plus interest at guaranteed rate	Guaranteed interest rates	Two tiers, one at 4.0% and one at 6.0% (2019 & 2018)	N/A

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

5	Non-Participant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to non-participant-directed investments, which are included within the Nordson Corporation Stock Fund, and Wells Fargo Advantage Government Money Market Fund, is as follows:

	2019	2018
Nordson Match Stock Fund
Net Assets:
Nordson Corporation Common Stock	$29,298,467	$21,875,802
Wells Fargo Advantage Government Money Market Fund	765,247	667,971
Dividends receivable	68,370	64,152

	$30,132,084	$22,607,925

Changes in Net Assets:
Contributions	$1,746,882	$1,146,169
Interest and dividend income	285,028	238,730
Net unrealized/realized appreciation (depreciation)	7,973,566	(5,038,504)
Distributions to participants	(1,555,602)	(1,411,780)
Net transfers to participant-directed funds	(925,715)	(899,917)

	$7,524,159	$(5,965,302)

6	Party-in-Interest Transactions

Certain legal, accounting and administrative expenses are paid by the Company. The Plan also invests in the common stock of the Company. John Hancock Retirement Plan Services (“John Hancock”) provides certain administrative services to the Plan pursuant to a service agreement between the Company and John Hancock.

Effective January 1, 2019, plan expenses will be charged directly to participants. Every participant will be charged $18.75 quarterly ($75 annually) no matter which investment options are chosen by the participant. On a quarterly basis, participants will receive an administrative credit to the investment fund that generated the credit. The credits will vary by participant based upon the investments in the participant’s account. John Hancock also receives revenue from certain mutual fund companies or other investment providers pursuant to service agreements that John Hancock maintains in connection with services provided to the Plan. The revenue generated will be used for the payment of ERISA-qualified Plan administrative expenses, as determined by the Plan Administrator. To the extent the revenue received into the Plan exceeds the Plan’s administrative expense, the excess will be allocated on an annual basis to participants with account balances as of March 31 of the following year.

The Plan also has arrangements with various service providers and these arrangements qualify as party-in-interest transactions.

7	Diversification

An employee who has participated under the Nordson Corporation Non-Union Employees Stock Ownership Plan for 10 or more years and who has attained age 55 may elect, within the 90-day election period following the close of each Plan year during his qualified period, to transfer up to 25% of the aggregate balance of his separate account from the Nordson Corporation Non-Union Employees Stock Ownership Plan to the Nordson Employees’ Savings Trust Plan. For the last Plan year in his qualified period, he may elect to transfer up to 50% of the aggregate balance of his separate account. The qualified period is the six Plan year period beginning with the Plan year following the Plan year in which the participant attains age 55 or completes 10 years as a participant, whichever is later.

NOTES TO FINANCIAL STATEMENTS

Nordson Employees’ Savings Trust Plan

8	Prohibited Transactions

During the Plan year ended December 31, 2019, employee withholdings in the amount of $1,669 were not remitted by the Company to the Plan within the required timeframe, as defined by ERISA. This transaction constitutes a prohibited transaction. The Company has remitted the contributions to the Plan and followed the appropriate correction guidelines.

9	Subsequent Events

Management evaluates events occurring through the date the financial statements are available to be issued in determining the accounting for and disclosure of transactions and events that affect the financial statements.

Effective January 1, 2020, company match contributions made on behalf of participants will no longer be automatically invested in the Nordson Stock Fund. The employer match will be invested according to the participant’s investment elections or into the Plan’s default fund if no investment elections exist. Additionally, the restriction requiring participants to complete at least three years of service (100% vested) before being eligible to diversify their investments in the Nordson Stock Fund has been removed from the Plan.

Effective January 1, 2020, in response to the Coronavirus Aid, Relief and Economic Security (CARES) Act, participants defined by the CARES Act as affected by COVID-19 can make a coronovirus-related distribution of up to $100,000 through December 31, 2020. Effective March 27, 2020, affected participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $100,000 or 100% of their vested account balance through September 22, 2020 and delay loan repayments for up to one year (interest will continue to accrue) for loan repayments due after March 27, 2020 and before December 31, 2020.

Effective April 1, 2020, future investment contributions and investment transfers into Nordson Stock will be capped at 50% of the total investments in the participant’s account.

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Form 5500, Schedule H, Part IV, Line 4i

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2019

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost**	(e) Current Value
	KeyBank NA Managed Guaranteed Investment Contract Fund	455,583	Shares, Guaranteed Investment Contract	N/A	$12,680,340
	Loomis Sayles Core Plus Bond Fund (Class Y)	2,528,471	Shares, Mutual Fund	N/A	33,653,951
	Mainstay Balanced Fund (Class I)	1,361,278	Shares, Mutual Fund	N/A	42,444,646
	Mainstay Large Cap Growth (Class I)	6,687,436	Shares, Mutual Fund	N/A	67,877,475
	Mass Mutual	3.00%	Group Annuity Contract #30237401	N/A	55,948,347
	MFS Institutional International Equity Fund	403,742	Shares, Mutual Fund	N/A	11,248,262
	MFS International New Discovery Fund (Class R4)	660,600	Shares, Mutual Fund	N/A	22,922,827
	Morley Stable Value Fund	109,576	Shares, Collective Fund	N/A	2,921,898
	National Western Annuities	67,685	Shares, Group Annuity Contract	N/A	67,685
*	Nordson Corporation Common Stock	331,263	Shares, Common Stock	N/A	53,942,899
*	Nordson Corporation Common Stock	179,922	Shares, Common Stock	$14,383,604	29,298,467
	Northern Trust Collective Aggregate Bond Index Fund Non-Lending (Tier II)	21,263	Shares, Collective Fund	N/A	3,061,083
	Northern Trust Collective All Country World Index (ACWI) ex-US Fund Non-Lending (Tier II)	5,757	Shares, Collective Fund	N/A	980,424
	Northern Trust Collective Extended Equity Market Index Fund Non-Lending (Tier II)	86,223	Shares, Collective Fund	N/A	22,904,234
	Northern Trust S&P 500 Index Fund Non-Lending	200,066	Shares, Collective Fund	N/A	73,842,290
	Northern Trust Focus 2015 Fund—Tier M	24,916	Shares, Collective Fund	N/A	4,557,946
	Northern Trust Focus 2020 Fund—Tier M	82,736	Shares, Collective Fund	N/A	15,639,573
	Northern Trust Focus 2025 Fund—Tier M	105,016	Shares, Collective Fund	N/A	20,692,265
	Northern Trust Focus 2030 Fund—Tier M	109,086	Shares, Collective Fund	N/A	22,878,528
	Northern Trust Focus 2035 Fund—Tier M	53,239	Shares, Collective Fund	N/A	11,890,474
	Northern Trust Focus 2040 Fund—Tier M	53,333	Shares, Collective Fund	N/A	12,096,458
	Northern Trust Focus 2045 Fund—Tier M	34,170	Shares, Collective Fund	N/A	7,737,374
	Northern Trust Focus 2050 Fund—Tier M	33,257	Shares, Collective Fund	N/A	7,520,461
	Northern Trust Focus 2055 Fund—Tier M	52,485	Shares, Collective Fund	N/A	11,504,139
	Northern Trust Focus 2060 Fund—Tier M	1,522	Shares, Collective Fund	N/A	235,513
	Northern Trust Focus Income Fund—Tier M	3,517	Shares, Collective Fund	N/A	604,173
	T. Rowe Price Institutional Large Cap Value Fund	783,782	Shares, Mutual Fund	N/A	18,520,762
	Wellington SMID Cap Research Equity Portfolio (Series 1)	2,245,818	Shares, Collective Fund	N/A	38,336,118
	Wells Fargo Advantage Government Money Market Fund (Class A)	765,247	Shares, Money Market Fund	$ 765,247	765,247
	Wells Fargo Advantage Government Money Market Fund (Class A)	1,408,934	Shares, Money Market Fund	N/A	1,408,934
	Wells Fargo Government Money Market Fund (Class Inst)	14,774,844	Shares, Money Market Fund	N/A	14,774,844

					622,957,637
*	Participant loans	Participant loans (interest ranging from 3.25% to 8.25%)		N/A	8,654,686

					$631,612,323

*	Party-in-interest to the Plan.
**	Historical cost provided only for non-participant-directed investments.

SCHEDULE OF REPORTABLE TRANSACTIONS

Form 5500, Schedule H, Part IV, Line 4j

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2019

(a) Identity of Party Involved	(b) Description of Asset	(c) Purchase Price	(d) Selling Price	(e) Lease Rental	(f) Expense Incurred with Transaction	(g) Cost of Asset	(h) Current Value of Asset on Transaction Date	(i) Net Gain (Loss)
Category (iii)	Series of transactions of the same issue in excess of 5% of plan assets

John Hancock Trust Company LLC	Wells Fargo Advantage Government Money Market Fund	$26,119,065	$—	$—	$—	$26,119,065	$26,119,065	$—

John Hancock Trust Company LLC	Wells Fargo Advantage Government Money Market Fund	$—	$26,354,942	$—	$—	$26,354,942	$26,354,942	$—

SCHEDULE OF DELINQUENT CONTRIBUTIONS

Form 5500, Schedule H, Line 4a

Nordson Employees’ Savings Trust Plan

EIN 34-0590250

Plan Number 002

December 31, 2019

Participant contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included X	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$ 1,669		$ 1,669

Exhibits

The following exhibit is filed herewith:

Exhibit No.

23-a	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NORDSON EMPLOYEES’ SAVINGS TRUST PLAN

Date: June 25, 2020

	By	/s/ Gregory A. Thaxton
Gregory A. Thaxton
Executive Vice President and Chief Financial Officer
Nordson Corporation